UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 12, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MMC Energy, Inc.

File No. 1-33564 - CF#22873
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MMC Energy, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on November 14, 2008.

Based on representations by MMC Energy, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.26   through January 1, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Eloise Bavaria
Special Counsel